FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                    BG Group plc

                     Notification of Major Interest in Shares


On 3rd December, 2002 BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that affiliates of The Capital Group Companies, Inc. had a notifiable interest in 251,536,671 ordinary shares of 10p representing 7.13% of the issued share capital of BG Group.

The Capital Group Companies, Inc. had previously notified (on 9th August, 2002) an interest in 211,854,631 ordinary shares of 10p, representing 6.00% of the issued share capital of BG Group plc.


BG Group plc

3rd December, 2002



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 03 December 2002                            By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary